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                                                                     Exhibit (b)

                              PERFUMANIA.COM, INC.

                          E-COMMERCE SERVICES AGREEMENT

         This Agreement ("Agreement") is made and entered into as of this first
(1st) day of October, 2000 ("Effective Date"), by and between TaketoAuction.com, Inc. ("TTA"), a Florida corporation, with its principal offices located at 5555 Anglers Avenue, Suite 16, Ft. Lauderdale, FL 33312, and Perfumania.com, Inc. ("Perfumania") a Florida corporation, with its principal office located at 11701 NW 101 Road, Miami, Florida 33178.

Perfumania provides global electronic commerce, logistics and fulfillment services ("Services") that companies can utilize to transact business on the Internet and sell products directly to Internet users. TTA maintains an Internet website ("Website") which is accessible by Internet users, and desires to utilize such Services in order to sell certain products ("Products") to Internet users. Perfumania and TTA desire to enter into this agreement whereby TTA markets the Products available for purchase through the Website, and TTA has retained Perfumania to provide the following Services related to the sale of Products by TTA: warehousing, packaging, transportation management, and returned Products handling.

    1.   PRODUCTS TO BE MARKETED

         TTA is responsible for delivering all Products to the location identified in Schedule 1 (the "Warehouse"), and also maintaining adequate quantities of all Products to fulfill customer orders placed through the Website. Perfumania will only fulfill customer orders from TTA for Products that are made available for shipment from the Warehouse by TTA. TTA may at any time, with five (5) business days written or electronic notice, add or remove Products from the Website, which will amend this Agreement accordingly. All Products remain the property of TTA at all times, and Perfumania will have no property rights therein.

         Perfumania will only accept general merchandise in accordance with this agreement. In no event will Perfumania be responsible for irreplaceable collectible items or items with individual values greater than five thousand dollars ($5,000).

    2.   SERVICES TO BE PROVIDED

         Perfumania shall provide Services to TTA as described in Schedule 1. Perfumania shall use all commercially reasonable efforts to maintain the availability of its Services to enable TTA to market its Products, provided however, that Perfumania makes no representations or warranties that such Services will be available on a continual and uninterrupted basis during the term of this Agreement. In the event that Services are interrupted, TTA shall have remedy as described in
         Section 8, Term and Termination.



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         Perfumania acknowledges that TTA is engaged in the business of selling the Products and that nothing in this Agreement shall limit or restrict that right or ability. TTA acknowledges that Perfumania is engaged in the business of providing Internet electronic commerce Services, and that nothing in this Agreement shall limit or restrict the right or ability of Perfumania to provide such Services to companies that compete, either directly or indirectly, with TTA or its Products.

    3.   BUSINESS RELATIONSHIP

         Perfumania shall have no authority to commit TTA in any matter, including any representation or warranty regarding the Products, without TTA's prior written consent. Perfumania will not use TTA's name in any way not specifically authorized by this Agreement. Perfumania agrees to maintain the quality and integrity of the TTA trademark at all times.

         TTA shall exercise no control over the activities and operations of Perfumania, nor have any authority to commit Perfumania in any matter, or use Perfumania's name in any way without the prior written consent of Perfumania. TTA may make reference to, or use the Perfumania name, any related trademarks or trade names, in any advertising or promotion related to this Agreement with Perfumania's prior written consent. TTA agrees to maintain the quality and integrity of the Perfumania trademark at all times. Under no circumstances shall Perfumania or its employees be considered agents or employees of TTA, nor shall TTA or Perfumania be considered joint venturers or partners.

    4.   FEES AND PAYMENT

         Perfumania will bill for all services monthly, as set forth in Schedule 2, and payment will be due from TTA net thirty (30) days from the date of Perfumania's invoice date. Payment of invoice does not constitute final acceptance by Perfumania and is subject to adjustment for errors and shortages. The parties agree to review the maximum number and magnitude of price increases allowable per year. Perfumania may, subject to the terms of such review, increase or decrease the Fees at its sole discretion by providing TTA with at least ninety- (90) business days prior written notice of any such change. On the effective date of such notice, this Agreement will be considered to be amended accordingly

    5.   INSURANCE

         TTA shall maintain product liability insurance no less than $2 million with an "A" rated carrier that names Perfumania as an additional insured in amounts and coverage as is reasonably acceptable to Perfumania. Upon request, TTA shall provide Perfumania with evidence, satisfactory to Perfumania that such insurance has been secured. TTA will also maintain general liability and property damage insurance on Products consistent with prudent and customary business practices.



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    6.   INDEMNIFICATION

         TTA agrees to defend, indemnify and hold harmless Perfumania, its stockholders, officers, directors, employees, or agents from and against any and all claims, losses, liabilities and expenses (including attorneys' fees) related to or arising out of any Product sold by TTA on the Website, or Services provided or performed by Perfumania under this Agreement or, including, without limitation, claims made by third parties (including customers of TTA) related to any false advertising claims, liability claims for Products sold by TTA or arising out of the storage of the Products, claims for patent, copyright or trademark infringement, or for claims by any tax authority related to the sale of the Products.

    7.   LIMITATION OF LIABILITY

         In no event shall Perfumania, its stockholders, officers, directors, employees, or agents be liable to TTA or any of its affiliates or employees or to any third party, including, but not limited to, end-users of the Products, for any loss of profit or revenue, or for any indirect, consequential, incidental, punitive or similar or additional damages, whether incurred or suffered as a result of (a) any failure of Products, or any direct or indirect consequences thereof; or
         (b) unavailability of Services, performance, non-performance, termination, breach, or other action or inaction under this Agreement, or for any other reason, even if TTA advises Perfumania of the possibility of such loss or damage.

         Perfumania agrees to use due care in protecting the Products while such Products are in the Warehouse. Perfumania will not be liable for loss or damage to any Products unless caused by Perfumanias' negligence, in which case liability will be limited to a maximum of twenty five thousand dollars ($25,000) per occurrence, with a maximum of fifty thousand dollars ($50,000) in any 12-month period. In the event loss or damage exceeds fifty thousand dollars ($50,000) in any 6-month period, TTA may terminate the Agreement for such cause. TTA waives all right of subrogation on behalf of its insurers for damages above these amounts, no matter how caused.

         In addition to the maximum liability per occurrence, TTA agrees to an aggregate amount of loss and damage exclusion and a damage and shrinkage allowance of 0.5 of one percent per year based on the amount of throughput of individual Products. In the event that damage and shrinkage exceeds 1.0 percent per year, TTA may terminate the Agreement for such cause. The damage and shrinkage allowance shall apply to loss or damage to Products (including mysterious disappearance) caused by Perfumania's negligence, excluding any loss or damage to Products caused by defects in the packaging of such Products, attributable to TTA's carriers (contract or otherwise) failing to deliver the full shipment of expected Products to the Warehouse or otherwise caused by the acts or omissions of such carriers. In the event of loss, damage, or shrinkage above the aggregate amount set forth above, Perfumania's liability for any such loss, damage or shrinkage shall be limited to
         (i) TTA's actual cost of such affected Product (s), less salvage or
         (ii) the monthly Warehousing Fee as



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         determined in accordance with Schedule 2, whichever is less. TTA shall be solely responsible for any concealed shortage and damage and in no event shall Perfumania be liable or responsible for any such shortage or damage.

    8.   TERM AND TERMINATION

         This Agreement begins upon the signing of this Agreement by both parties and shall continue in effect for six-months. This Agreement will automatically renew for successive one-year terms provided both parties are in agreement and satisfied with the terms and conditions of this initial Agreement. Either party may terminate this Agreement upon notice prior to automatic renewal. This Agreement may be terminated by either party at any time by giving ninety (90) days written notice. In the event of termination, Perfumania will work with TTA to facilitate an orderly transfer. Perfumania will ship all Products held in storage, complete and ship all work in progress, and bill TTA for the completed work in progress and for any freight charges incurred.

         During the initial term of this Agreement and upon full commercial operability of TTA's website, TTA may terminate the Agreement in the event that Services are interrupted for a duration of five (5) days, or ten (10) cumulative days.

         This Agreement may be terminated immediately, without notice by either party, if the other party (a) institutes any voluntary proceeding for relief under the Bankruptcy Code; (b) consents to the entry of an order against it for relief in an involuntary case against it or such involuntary case remains undismissed or unfounded for a period of 30 days, (c) makes a general assignment for the benefit of creditors, (d) becomes insolvent, (e) has a receiver appointed with respect to its assets by a court of competent authority, or (f) if the other party breaches any covenant, term or condition of this Agreement and fails to cure such breach within twenty-one (21) days of receipt of written notice of such breach from the terminating party.

         Sections 6, 7, 9 and 10 shall survive termination of the Agreement.

    9.   TAXES

         TTA agrees to calculate, collect, and remit any and all sales and use taxes required to be collected on sales of Products through its Website. TTA agrees to pay and indemnify and hold harmless Perfumania from and against all sales, use, personal property, gross receipts, excise, franchise, and business taxes, together with any penalties, fines or interest thereon, imposed by any foreign, federal, state or local government or taxing authority, with respect to the storage, shipment and sale of the Products. TTA bears full responsibility for the accuracy and applicability of such tax information, and will be solely responsible for paying all such sales tax to the applicable taxing authorities.





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    10.  CONFIDENTIALITY

         TTA and Perfumania agree that all information including, without limitation, the terms of this Agreement, business and financial information, customer and vendor lists and pricing and sales information, concerning TTA or Perfumania, respectively, or any of its affiliates, shall remain strictly confidential and secret and shall not be utilized, directly or indirectly, by such party for its own business purposes or for any other purpose except and solely to the extent that any such information is generally known or available to the public. Notwithstanding, each party is authorized to disclose any such information (a) to its accountants, attorneys or other agents on a confidential basis, (b) to any person pursuant to a subpoena issued by any court or administrative agency, and (c) otherwise as required by applicable law, rule, regulation or legal process. In the event that disclosure is required under (b) or (c), disclosing party will immediately notify the other party of both the request for disclosure, and the information disclosed by the disclosing party.

    11.  ARBITRATION

         In the event of any dispute with respect to this Agreement, the parties will attempt to settle all disputes, controversies or claims, whether based on contract, tort, statute, fraud, misrepresentation or any other legal theory, through good faith negotiations. If those attempts fail to resolve the dispute within forty-five (45) days of the date of initial demand for negotiations, such dispute shall be determined by binding arbitration before the American Arbitration Association in Broward County of Florida State, in accordance with commercial arbitration rules of that association. The fees and the expenses incident to the arbitration proceedings shall be borne equally by the parties. The respective party engaging such counsel or calling such witnesses shall pay the fees and expenses of counsel for the respective parties and of witnesses.

    12.  FORCE MAJEURE

         Either party is excused from performing its obligations under this agreement only to the extent that it is precluded from doing so by authority of laws, acts of God, strikes, lockouts, causalities, or other causes beyond its control. The affected party will promptly give written notice to the other party of the nature consequence of the cause, the expected duration and date of remedy, and will not be liable to the other party for breach of this Agreement. These provisions do not apply to monetary amounts owed by either party to the other.

    13.  MISCELLANEOUS

         This Agreement shall be binding upon Perfumania and TTA, and their respective successors and assigns. This Agreement constitutes the entire agreement of the parties, and can only be amended or modified in writing by both parties. Perfumania may assign its rights and responsibilities in this Agreement, provided that Perfumania will notify TTA in writing forty-five (45) days prior to any such assignment, during which time TTA may terminate the Agreement, unless the assignment is between




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         affiliated companies. The failure by either party to exercise any right or privilege in this agreement or to insist upon strict adherence to, or to object to the breach by the other party of, any term, provision or condition of this Agreement shall not constitute a waiver thereof and shall not preclude such party from thereafter exercising that or any other right or privilege, or from thereafter insisting upon strict adherence to that term or any other term or objecting to that or any prior or subsequent breach of the same or any other nature. Any notice required to be given shall be in writing and to the addresses set forth below. All notices shall be deemed given when received. Perfumania and TTA may each change, from time to time, their address, phone and fax numbers by written notice, each to the other as provided herein.

              If to TakeToAuction, Inc.:                  If to Perfumania:
              5555 Anglers Avenue, Suite 16               11701 NW 101st Road
              Ft. Lauderdale, FL  33312                   Miami, Florida 33178
              Attn:  Albert Friedman                      Attn:  Jeffrey Geller

              Telephone:   (954) 987-0654                 (305) 889-1600
              Fax:(954) 987-5540                          (305) 888-9388

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

              TaketoAuction.com, Inc.             Perfumania



              By: /s/ Albert Friedman             By: /s/ Jeffrey Geller
                  -------------------------           --------------------------
              Name:   Albert Friedman             Name:   Jeffrey Geller
              Title:  President and CEO           Title:  President





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                                   SCHEDULE 1
                                    SERVICES

1.   INCOMING SHIPPING

     Perfumania will manage income shipping to the Perfumania designated warehouse located at 11701 NW 101 Road, Miami, FL 33178, and/or such other place or places designated by Perfumania. TTA will bear all costs of shipping TTA's products from its location at 5555 Anglers Avenue, Suite 16, Ft. Lauderdale, Florida 33312 to Perfumania's warehouse.

2.   PRODUCT RECEIPT AND WAREHOUSING

     TTA shall deliver the Products to the Perfumania designated Warehouse. All incoming Products delivered to the Perfumania designated Warehouse shall contain a packing slip.

     Upon receipt of the Products at the Perfumania designated Warehouse, Perfumania shall perform the following tasks including, but not limited to, unloading, quantity count and verification, exterior package damage check and assessment, inventory receipt processing, transmission of receipt transaction to TTA, putaways in accordance with first-in/first-out methodologies, and updating statistics on the Products in TTA's Warehouse management system.

3.   ORDER PROCESSING

     Perfumania will accept and process daily written, telephonic or electronic notice orders for Products as indicated by TTA. All orders received by 2:00PM will be processed that same day. No Services will be provided by Perfumania on Saturdays, Sundays or holidays observed by Perfumania.

4.   INVENTORY MANAGEMENT

     Perfumania will provide TTA with Products inventory information and shipment status/tracking data by secure, password-controlled access to the Perfumania information system, or on a daily basis via the Internet or other mutually agreeable method.

     Inventory will be cycle counted daily. A complete physical inventory will be taken on December 31 each year or such other time as mutually agreed upon by both parties to this Agreement.

5.   SYSTEM

     Perfumania shall provide TTA with the systems and programming specifications necessary to enable TTA to utilize Perfumania Services. The Internet and/or EDI will be the primary communication method for providing inventory and order information.




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     Perfumania will also provide, if requested by TTA, customized interfaces with TTA's financial and/or operational systems at an additional cost.

     TTA will provide the following equipment for the fulfillment of Services as provided for in this Agreement:

              2 COMPUTERS           DELL GX 110
              2 MONITORS            DELL  770P
              1 SCANNER             SYMBOL
              1 SCANNER             MCTROLOGIC
              LABEL MACHINE         DATAMAX I CLASS DMX-I 4206

6.   TRANSPORTATION

     TTA is responsible for all costs related to the transportation, shipping, and delivery of Products to the Warehouse. Perfumania will provide transportation and shipping of Products from the Warehouse to TTA's customers, and will ship each order according to the required delivery carrier and service level indicated by TTA.

7.   PACKAGING

     Perfumania agrees to package all Products in standard packaging provided by the delivery carrier selected by TTA. Certain products, notified in advance by TTA, will require bubble wrapping in addition to the standard packaging. If an item is to be shipped in its standard box, TTA requires Perfumania to paper wrap the box with a paper approved by TTA.

8.   REPORTING

     Perfumania will provide TTA with secure, password-protected access to information contained in the Perfumania system concerning TTA's Products and orders, including:

     (i)  by item, the number of Products sold and the applicable selling price;
     (ii) by item, the number of Products returned;
     (iii) shipping and transportation data;
     (iv) warehouse inventory data to include actual time Products spend in warehouse.
     (v)  by SKU, complete costs of fulfillment




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                                   SCHEDULE 2

                                FEES AND CHARGES

1.   FULFILLMENT FEES

     TTA shall pay Perfumania twelve thousand dollars ($12,000) upon the execution of this Agreement. This payment will be amortized straight-line against the Fulfillment Fees, defined below, over the initial six (6) months of the Agreement. If the Agreement is terminated, for whatever cause, prior to the initial six (6) months the remaining balance of this amount will belong to Perfumania.

     TTA shall pay Fulfillment Fees based upon the following:

     A - Actual Shipping costs plus 25%

     B - Packaging fee - Fee will be based on a monthly average of daily packages shipped and will adjust as volume increases as follows:

            1 - up to 250 packages/day - $0.75 per package
            2 - up to 500 packages/day - $0.50 per package
            3 - up to 800 packages/day - $0.40 per package
            4 - up to 1,000 packages/day - $0.30 per package 5 - up to 1,200 packages/day - $0.20 per package 6 - up to 1,400 packages/day - $0.10 per package 7 - over 1,400 packages/day - $0.00 per package

     C - Monthly minimum fee - A monthly minimum fee will apply if the charges in A and B above do not exceed the monthly minimum as follows:

            1 - up to 250 packages - $11,000 plus packaging fee (item B)
            2 - up to 500 packages - $12,500 plus packaging fee (item B)
            3 - up to 800 packages - $15,000 plus packaging fee (item B)
            4 - up to 1,000 packages - $17,500 plus packaging fee (item B) 5 - over 1,000 packages - $20,000 plus packaging fee (item B)

     Pricing is based on shared warehouse space with Perfumania. The initial square footage of space allocated to TTA is approximately 5,500 square feet. If TTA would require any additional space allocation, Perfumania will charge TTA a square footage rate of $7 per square foot, plus 5% to cover overhead. The space will be assigned in 1,000 square foot increments and the area designated for expansion must be approved by both Perfumania and TTA.

     When available, Perfumania will package Products in standard packaging supplied by delivery carriers selected by TTA. Delivery carriers when utilizing their premium services often provide cartons. Perfumania can also provide custom packaging and paper wrapping, as mutually agreed by both parties.



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2.   TRANSPORTATION AND SHIPPING FEES

     Shipping charges will be passed through to TTA based on the most competitive rates available to Perfumania. Shipping includes delivery to residential or commercial addresses based on type of service, weight of package, and delivery zone of destination.

3.   SETTLEMENT

     All fees will be payable in accordance with Item 4. of the Agreement.

     Unpaid fees will be subject to a late payment charge, the rate of which will be the lower of either one percent per month, or the highest rate allowed by applicable law on the amount outstanding and unpaid from time to time. The late payment charge shall be calculated from the date that the unpaid Fees become due and shall be compounded monthly for the period during which any such Fees remain unpaid.

     Perfumania shall maintain complete and accurate records of Products and shall provide TTA with monthly access to such records at Perfumania's place of business during normal business hours upon two (2) weeks advance written notice.

4.   INITIAL SHIPPING FEE

     TTA will bear all costs of shipping TTA's products from its current location to Perfumania's warehouse.




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